

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via E-mail
Mark D. Roberson
Chief Executive Officer
PokerTek, Inc.
1150 Crews Road, Suite F
Matthews, NC 28105

>   **Re: PokerTek, Inc.**
>   **Post-Effective Amendment No. 1 to Form S-1**
>   **Filed April 3, 2012**
>   **File No. 333-169661**

Dear Mr. Roberson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the prospectus included in your Form S-1 has been in use for more than nine months, that the last set of audited financial statements contained therein are more than 16 months old, and that you have not updated the registration statement to include audited financial statements pursuant to Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please advise us as to whether you have made any offers or sales during the period in which your audited financial statements included in the prospectus as part of the Form S-1 were not current.

2. We note that you incorporated by reference portions of your annual proxy statement into Part III of your Form 10-K, which you have incorporated by reference into your post-effective amendment. Please be aware that you must have on file the Form 10-K Part III information before we will declare effective your post-effective amendment.

3. Please provide in the post-effective amendment the transaction-related disclosure required by Form S-1.

Prospectus Cover Page

4. Please revise your disclosure to remove all references to your prospectus constituting a "prospectus supplement." In this regard, we note that an update to the registration statement for purposes of Section 10(a)(3) of the Securities Act must be done by post-effective amendment, rather than a prospectus supplement. See Item 512(a)(1)(i) of Regulation S-K.

Undertakings, page II-3

5. Please delete as inapplicable the undertaking set forth in paragraph (b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark D. Roberson
PokerTek, Inc.
April 16, 2012
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: John C. Hui, Esq.
        Morse, Zelnick, Rose & Lander LLP (via E-mail)